UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                            (Amendment No. 1)


                            Stant Corporation
-----------------------------------------------------------------------
                            (Name of Issuer)


                      Common Stock, $.01 par value
-----------------------------------------------------------------------
                     (Title of Class of Securities)


                               854727 10 4
                         ------------------------
                             (CUSIP Number)


          * Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 854727 10 4              13G             Page 2 of 6 pages

 ----------------------------------------------------------------------
         Name of Reporting Person
   1     BESSEMER CAPITAL PARTNERS, L.P.
 ----------------------------------------------------------------------
         Check the Appropriate Box If a Member of a Group*      (a) [x]
   2                                                            (b) [ ]
 ----------------------------------------------------------------------
   3    SEC Use Only
 ----------------------------------------------------------------------
   4     Citizenship or Place of Organization
         Delaware
 ----------------------------------------------------------------------
                       5     Sole Voting Power
                             - 0 -
                    ---------------------------------------------------
    NUMBER OF          6     Shared Voting Power
      SHARES                 - 0 -
   BENEFICIALLY     ---------------------------------------------------
     OWNED BY          7     Sole Dispositive Power
       EACH                  - 0 -
    REPORTING       ---------------------------------------------------
   PERSON WITH         8      Shared Dispositive Power
                             - 0 -
 ----------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owner by Each Reporting Person
         - 0 -
 ----------------------------------------------------------------------
   10    Check Box If the Aggregate Amount in Row (9) Excludes
          Certain Shares*                                           [ ]
 ----------------------------------------------------------------------
   11    Percent of Class Represented By Amount In Row 9
 ----------------------------------------------------------------------
   12    Type or Reporting Person*
         PN
 -----------------------------------------------------------------------

                  * SEE INSTRUCTION BEFORE FILLING OUT!

   CUSIP No. 854727 10 4              13G             Page 3 of 6 pages

 -----------------------------------------------------------------------
         Name of Reporting Person
   1     KYLIX PARTNERS, L.P.
 -----------------------------------------------------------------------
         Check the Appropriate Box If a Member of a Group*     (a)  [x]
   2                                                           (b)  [ ]
 -----------------------------------------------------------------------
         SEC Use Only
   3
 -----------------------------------------------------------------------
   4     Citizenship or Place of Organization
         Delaware
 -----------------------------------------------------------------------
                       5     Sole Voting Power
                             - 0 -
                    ----------------------------------------------------
    NUMBER OF          6     Shared Voting Power
      SHARES                 - 0 -
   BENEFICIALLY     ----------------------------------------------------
     OWNED BY          7     Sole Dispositive Power
       EACH                  - 0 -
    REPORTING       ----------------------------------------------------
   PERSON WITH         8     Shared Dispositive Power
                             - 0 -
 -----------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owner by Each Reporting Person
         - 0 -
 -----------------------------------------------------------------------
   10    Check Box If the Aggregate Amount in Row (9) Excludes
          Certain Shares*                                           [ ]
 -----------------------------------------------------------------------
   11    Percent of Class Represented By Amount In Row 9
 -----------------------------------------------------------------------
   12    Type or Reporting Person*
         PN
 -----------------------------------------------------------------------

                         * SEE INSTRUCTION BEFORE FILLING OUT!

   CUSIP No. 854727 10 4              13G             Page 4 of 6 pages


Item 1.             (a)    Name of Issuer:

                           Stant Corporation

                    (b)    Address of Issuer's Principal Executive Offices:

                           425 Commerce Drive
                           Richmond, Indiana 47374

Item 2
(a), (b) and (c).   Name of Person Filing, Address of Principal Business
                    Office and Citizenship:

                        This statement is filed by Bessemer Capital
                    Partners, L.P. ("Bessemer"), a Delaware limited partnership having its principal office at 630 Fifth Avenue, New York, New York 10111. Bessemer's principal business is making investments for its own account and is carried on at its principal office.

                        This statement is also filed by Kylix Partners,
                    L.P., a Delaware partnership whose general partners are Quentin Corporation, East Harbor Corporation and Belisarius Corporation, each a Delaware corporation whose sole owners are, respectively, Ward W. Woods, Michael B. Rothfeld and Robert D. Lindsay. Messrs. Woods, Rothfeld and Lindsay are all United States citizens. Kylix Partners, L.P. is the General Partner of Bessemer and has its principal office at the same address as Bessemer. Kylix Partners, L.P.'s principal business is making investments for the account of Bessemer and is carried on at its principal office. The principal business address of each of Messrs. Woods, Rothfeld and Lindsay is also the 630 Fifth Avenue address.

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $.01

Item 2(e).          CUSIP Number:

                    854727 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not applicable

Item 4.             Ownership:

                    (a)  Amount Beneficially Owned:  0 shares

                    (b)  Percent of Class:  0%

   CUSIP No. 854727 10 4              13G             Page 5 of 6 pages


                    (c)  Number of Shares as to which such person has:

                          (i)   sole power to vote or to direct the
                                vote: 0 shares

                          (ii)  shared power to vote or to direct the
                                vote:  0 shares

                          (iii) sole power to dispose of to direct the
                                disposition of: 0 shares

                          (iv) shared power to dispose or to direct the disposition of: 0 shares

Item 5.             Ownership of Five Percent or Less of a Class:

                        If this Statement is being filed to report the
                    fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

Item 8.             Identification and Classification of Members of the Group:

                    See the answer to Item 2(a), (b) and (c)

Item 9.             Notice of Dissolution of Group

                    Not applicable

Item 10.            Certification:

                    Not applicable

   CUSIP No. 854727 10 4              13G             Page 6 of 6 pages

                                SIGNATURE


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                              BESSEMER CAPITAL PARTNERS, L.P.,
                              By: Kylix Partners, L.P., General Partner
                               By: Belisarius Corporation, General Partner

                               By /s/ Robert D. Lindsay
                                  -----------------------------------------
                                  Name:  Robert D. Lindsay
                                  Title: President


                              KYLIX PARTNERS, L.P.,
                              By: Belisarius Corporation, General Partner

                               By /s/ Robert D. Lindsay
                                  -----------------------------------------
                                  Name:  Robert D. Lindsay
                                  Title: President


Dated:  May 9, 1997